Exhibit 99.1

Pulsenmore Expands Its Fertility Platform into the UK

MHRA registration allows Pulsenmore FC to be marketed across the United Kingdom and Northern Ireland, extending the Company’s home ultrasound platform into the UK fertility market where more than 100,000 IVF and fertility treatment cycles were performed in 2024.

OMER, Israel, September 17, 2026 - Pulsenmore (Nasdaq/TASE: PLSM), a healthcare technology company developing self-use ultrasound solutions for remote care, today announced that it has completed the registration of Pulsenmore FC with the MHRA, the UK regulatory authority responsible for medical devices. The registration enables the Company to market the system in the United Kingdom and Northern Ireland, and follows the recent completion of the system’s European registration under the Medical Device Regulation (MDR).

Pulsenmore FC is a home ultrasound system for women undergoing IVF and fertility preservation treatments. The system enables patients to perform vaginal ultrasound scans themselves from home to monitor follicular development and endometrial thickness, with remote professional guidance, as part of a treatment pathway managed by the fertility care team. By moving part of ultrasound monitoring from the clinic to the home, the system can reduce the need for repeated clinic visits and allow patients to better integrate monitoring into their daily lives.

The UK represents a significant and growing market for fertility treatment. According to the Human Fertilisation and Embryology Authority (HFEA), the UK’s independent regulator of fertility treatment, approximately 53,000 patients underwent IVF in 2024, with more than 100,000 fertility treatment and storage cycles performed at HFEA-licensed clinics. Around 21,400 babies were born through IVF in 2024, accounting for 3.2% of all UK births.

Pulsenmore FC is Pulsenmore’s second product to reach international markets, following the Company’s home ultrasound system for pregnancy monitoring, and marks the Company’s expansion from pregnancy monitoring into the broader women’s health market.

Dr. Elazar Sonnenschein, Founder and CEO of Pulsenmore, said:

“Following our recent European registration, our entry into the UK opens another significant market for Pulsenmore in fertility care. This is an important step toward turning the technology we have developed into a care model that can be implemented in fertility clinics across different markets. Fertility treatment currently requires patients to adapt a significant part of their daily lives around monitoring. We want to reverse that equation, enabling part of the monitoring process to fit into the patient’s life, while keeping the clinical team at the center of care. We intend to expand the use of Pulsenmore FC into additional countries with a significant number of IVF and fertility preservation cycles.”

About Pulsenmore

Pulsenmore Ltd. (Nasdaq/TASE: PLSM) is a healthcare technology company focused on transforming women’s healthcare through remote ultrasound and telemedicine solutions. The Company develops patient-operated ultrasound systems that enable remote clinical assessment and monitoring, with applications across pregnancy and fertility care.

Forward-Looking Statements

This press release contains forward-looking statements. In particular, statements using words such as “may,” “seek,” “will,” “consider,” “likely,” “assume,” “estimate,” “expect,” “anticipate,” “intend,” “believe,” “contemplate,” “do not believe,” “aim,” “goal,” “due,” “predict,” “plan,” “project,” “continue,” “potential,” “positioned,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. Such forward-looking statements include, but are not limited to, statements regarding the commercialization of Pulsenmore FC in the United Kingdom and other markets; the potential benefits of the Company’s technology and remote monitoring platform; the Company’s plans to expand into additional countries and markets; and the potential size, growth and opportunities of the fertility care market. Forward-looking statements reflect Pulsenmore’s current views, plans, or expectations with respect to future events or financial performance. They are inherently subject to significant business, economic, competitive, and other risks, uncertainties, and contingencies. Forward-looking statements are based on Pulsenmore’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict, including, but not limited to, the following: the Company’s lack of operating history; the Company’s current and future capital requirements and the Company’s belief that its existing cash will be sufficient to fund its operations for more than one year from the date that the financial statements are issued; the Company’s ability to manufacture, market and sell its products and to generate revenues; the Company’s ability to maintain its relationships with key partners and grow relationships with new partners; the Company’s ability to maintain or protect the validity of its U.S. and other patents and other intellectual property; the Company’s ability to launch and penetrate markets in new locations and new market segments; the Company’s ability to retain key executive members and hire additional personnel; the Company’s ability to maintain and expand intellectual property rights; interpretations of current laws and the passages of future laws; the Company’s ability to achieve greater regulatory compliance needed in existing and new markets; the Company’s ability to achieve key performance milestones in its planned operational testing; the Company’s ability to establish adequate sales, marketing and distribution channels; security, political and economic instability in the Middle East that could harm its business; and acceptance of the Company’s business model by investors. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. For a more detailed description of the risks and uncertainties affecting the Company, reference is made to the Company’s reports filed from time to time with the SEC, including, but not limited to, the risks, uncertainties and other factors included in the Company’s Annual Report on Form 20-F, filed with the SEC on March 30, 2026. The inclusion of forward-looking statements in this or any other communication should not be considered as a representation by Pulsenmore or any other person that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made, and Pulsenmore undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as otherwise required by law.

Investor Contact:

Miri Segal-Scharia

MS-IR LLC

msegal@ms-ir.com